WOODSIDE

AUSTRALIAN ENERGY

03 SEP 25 AM 7:21

9 September 2003

03032239

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

PROCESSED

SEP 26 2003

THOMSON
FINANCIAL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Mauritania PSC-B, Block 4 (Chinguetti-4-5), lodged with the Australian Stock Exchange on 9 September 2003;
- Gulf of Mexico Brazos Area Block A 39 (OCS-G 4559 #5) Midway Prospect, lodged with the Australian Stock Exchange on 9 September 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

9/25

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000. Facsimile: (08) 9325 8178

82-2280

9 September 2003

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania PSC-B, Block 4
Chinguetti-4-5

Woodside Mauritania Pty Ltd, Operator of the Mauritania Area B Joint Venture, reports that at 00:00 hours on 9 September 2003 the Chinguetti-4-5 combined appraisal and early development well was at a depth of 1,682 metres and installing blow out preventors.

Since the last report, 18 inch hole was drilled to a depth of 1,682 metres and the $13^3/_8$ inch casing was run and cemented.

All reported depths are referenced to the rig rotary table and all reported times are UTC (also known as GMT).

Participants in the Area B PSC are as follows:	**Area B (Chinguetti)**
Woodside Mauritania Pty Ltd	35.0% (Operator)
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%
Fusion Mauritania B Limited	6.0%
Roc Oil (Mauritania) Company	2.4%

KAREN LANGE
Company Secretary

82-2280

9 September 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Gulf of Mexico Brazos Area Block A 39 (OCS-G 4559 #5)
Midway Prospect

Woodside Energy (USA) Inc., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that the Midway exploration well (OCS-G 4559 #5) located in the Gulf of Mexico in Brazos Area Block A 39 was spudded on 5 September 2003.

Pioneer Natural Resources USA, Inc., operator of the Midway prospect, will utilise the Rowan Paris drilling rig to drill the well. Water depth at the location is 149 feet. Planned total depth is approximately 21,500 feet (referenced to the rig rotary table).

The well is the fourth of an eight well program that Woodside Energy (USA) Inc. and Pioneer Natural Resources USA, Inc. have agreed to drill in 2003 and 2004. Woodside and Pioneer are equal participants in well.

The next scheduled report on the well will be released after completion of drilling operations for the well. Woodside will make additional announcements if required to comply with its continuous disclosure obligations under the ASX Listing Rules.

KAREN LANGE
Company Secretary

WOODSIDE
AUSTRALIAN ENERGY

03 SEP 25 AM 7:21

3 September 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Gulf of Mexico Brazos Area Block A 10 (OCS-G 21314) Samoa #1, lodged with the Australian Stock Exchange on 3 September 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

82-2280

3 September 2003

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Gulf of Mexico Brazos Area Block A 10 (OCS-G 21314)
Samoa #1

Woodside Energy (USA) Inc., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that the Samoa #1 exploratory well (OCS-G 21314 # 1) located in the Gulf of Mexico on Brazos Area Block A 10 has been plugged and abandoned after being drilled to a total depth of approximately 18,258 feet (referenced to the rig rotary table). The well encountered minor gas shows which have been assessed to be non-commercial.

Pioneer Natural Resources USA, Inc. and Woodside Energy (USA) Inc. are equal participants in OCS-G 21314.

KEITH SPENCE
Acting Managing Director